Exhibit 99.1

Mahindra Satyam’s growth surges 10% QoQ.

Q2 Revenue at Rs 1,578 crores, up 10% QoQ; EBITDA margins expand by 49 bps QoQ to 15.3%; PAT at

238 crores, up 5.7% QoQ

Hyderabad, India, November 10, 2011: Mahindra Satyam, a leading global Consulting, IT and Business services provider today announced its financial results under Indian GAAP for the second quarter ended September 30, 2011.

Financial Highlights for the Quarter ended September 30, 2011:

•	Consolidated Revenue was INR 1,578 crores, up 10% QoQ

•	EBITDA was INR 242 crores up 13.7% QoQ. Margins expanded by 49 bps QoQ to 15.3%

•	Profit After Tax was at INR 238 crores versus Rs 225 Crores in Q1, up 5.7% QoQ

•	EPS was at Rs. 2.02 in Q2 of FY12 quarter versus Rs. 1.91 in Q1FY12

Financial Highlights in USD (per Convenience Translation):

•	Second Quarter consolidated Revenue was USD 330 million, up 3.2% QoQ

•	EBITDA at USD 50.6 million versus USD 47.4 million in Q1FY12

•	Profit After Tax was at USD 49.9 million versus USD 50.3 million in Q1FY12

Other Highlights

•	Total headcount stood at 32,092 as of September 30, 2011, a net addition of 654 for the quarter

•	Attrition down significantly to 15.6% in Q2FY12

•	36 new logos added during quarter

Vineet Nayyar, Chairman, Mahindra Satyam, said, “Our growth momentum continues, for the 5th consecutive quarter. As we come towards the end of our 3-year transformation journey, it is indeed satisfying to see that all our key business performance indicators such as growth, profitability and talent retention, are on course. We have shown significant improvement quarter on quarter, in spite of an uncertain macro-economic environment”

CP Gurnani, CEO, Mahindra Satyam, said, “This was an eventful quarter for us. Our emphasis on ‘differentiation’ and scaling up our market share through verticalized solutions is bearing fruit. Investments into emerging areas such as Enterprise Mobility and Smart Grid are gaining momentum”.

Key wins

In addition to new partnerships, Mahindra Satyam also announced the following key wins during the quarter gone by,

•	Added a total of 36 new logos during the quarter including 3 Fortune 500 customers

•	Won a large BI transformation project from one of the leading Australian Banking and Insurance major

•	Won remote infrastructure management engagement from a European diversified Manufacturing firm

•	Selected by Insurance Regulatory and Development Authority of India (IRDA) to develop a solution that will help IRDA issue license for its surveyors and monitor their performance.

Partnerships

•	Partnered with Microsoft Corporation to offer modernization tools and solutions for the Child Support Systems.

•	Joined SAP PartnerEdge program as a Global Service Partner.

•	Partnered with iPipeline - a US-headquartered company and a leader in providing innovative marketing, selling and processing solutions to the BFSI market

Infrastructure

•	Inaugurated of Middleware Infrastructure Services CoE

•

Launched near-shore delivery center in Eindhoven, Netherlands. This is in addition to our existing development and delivery centers in Western Europe, with near shore delivery centers in England (Basingstoke and Milton Keynes), Northern Ireland (Belfast), and Germany (Wiesbaden and Hamburg). With this new delivery centre in Eindhoven, the company is perfectly poised to cater to the end-to-end needs of the Benelux market

•	Setup ODC for Schneider Electric in Bengaluru

New appointments

•	Syamala Lanka, has joined us as Vice President, Business Acceleration and will handle strategic account management and accelerate growth in the top 20 accounts

•	Ajay Dar, will provide Strategic management and will spearhead the growth initiatives in emerging markets

References and Recognition

•	Mahindra Satyam was back in the reckoning as one the best IT employers. Mahindra Satyam was ranked 6th by the DQ-CMR IT Best Employer Survey- 2011 survey

•	With a strong strategy, customer confidence and a focus on emerging areas, Mahindra Satyam is back in the game, reports IDC Research (http://bit.ly/rKSJfk)

•	TPI has featured Mahindra Satyam in the Top 5 IT Services Providers in Asia Pacific, by Total Contract Value (TCV) for H1 this year

•	Our Singapore Data Center has achieved the SS (Singapore Standard) 507:2008 certification for Business Continuity and Disaster Recovery Services, which also conforms to the ISO 24762:2008 Guidelines

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About Mahindra Satyam

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.

The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $12.5 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The Group’s interests span automotive products, aviation, components, farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.

Mahindra Satyam development and delivery centres in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For more information, see www.mahindrasatyam.com

Follow us on Twitter: http://twitter.com/mahindra_satyam

For clarifications, write to us at: MediaRelations@mahindrasatyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

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Financial Summary			in Rs. mn

Consolidated P&L Summary	Q2FY12	Q1FY12	Q/Q Growth %	%age to Revenue
Revenue	15,777	14,339	10.0%	100.0%
C&B cost - Personnel and Sub Con	10,502	10,135	3.6%	66.6%
Operating Expenses	2,858	2,078	37.6%	18.1%
EBITDA	2,417	2,126	13.7%	15.3%
EBIDTA Margins	15.32%	14.83%
Other Income	968	982	-1.4%	6.1%
Depreciation / Amortisation	396	380	4.2%	2.5%
Interest and Financing Charges	20	45	-55.6%	0.1%
Profit Before Tax	2,968	2,683	10.6%	18.8%
Provision for Tax	578	426
Profit After Tax	2,382	2,252	5.7%	15.1%
EPS - Rs/Share for the Quarter	2.02	1.91

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